Filed pursuant to Rule 433
Registration No. 333-282060
March 5, 2026
PRICING TERM SHEET

Issuer:	Southwestern Electric Power Company
Expected Ratings*:	Baa2 (Stable) by Moody’s Investors Service, Inc. BBB+ (Stable) by S&P Global Ratings, a division of S&P Global Inc. BBB+ (Stable) by Fitch Ratings, Inc.
Transaction Date:	March 5, 2026
Settlement Date:	March 9, 2026 (T+2)
Designation:	Senior Notes, Series P, due 2033	Senior Notes, Series Q, due 2036	Senior Notes, Series R, due 2056
Principal Amount:	$300,000,000	$600,000,000	$500,000,000
Maturity:	April 1, 2033	April 1, 2036	April 1, 2056
Coupon:	5.30%	5.20%	5.90%
Interest Payment Dates:	April 1 and October 1	April 1 and October 1	April 1 and October 1
First Interest Payment Date:	April 1, 2026	October 1, 2026	October 1, 2026
Treasury Benchmark:	4.125% due February 15, 2036	4.125% due February 15, 2036	4.625% due November 15, 2055
Treasury Yield:	4.144%	4.144%	4.757%
Reoffer Spread:	T+72 basis points	T+107 basis points	T+117 basis points
Yield to Maturity:	4.864%	5.214%	5.927%
Price to Public:	102.505% of the principal amount thereof, plus accrued interest from October 1, 2025 (totaling $6,978,333.33)	99.887% of the principal amount thereof	99.617% of the principal amount thereof
Redemption Terms:
Make-whole call:	Prior to January 1, 2033 at a discount rate of the Treasury Rate plus 30 basis points	Prior to January 1, 2036 at a discount rate of the Treasury Rate plus 20 basis points	Prior to October 1, 2055 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after January 1, 2033 at par	On or after January 1, 2036 at par	On or after October 1, 2055 at par
CUSIP/ISIN:	845437 BU5/US845437BU53	845437 BV3/US845437BV37	845437 BW1/US845437BW10
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Huntington Securities, Inc. Mizuho Securities USA LLC Scotia Capital (USA) Inc.
Co-Managers:	Fifth Third Securities, Inc. PNC Capital Markets LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNY Mellon Capital Markets, LLC toll-free at (800) 269, 6864, Huntington Securities, Inc. toll-free at (800) 824 5652, Mizuho Securities USA LLC toll-free at (866) 271-7403 or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.